Exhibit 4.17

CONFIDENTIAL

OFFER OF EMPLOYMENT-Hutchison MediPharma International Inc.

[DATE]

[NAME]

Dear [NAME],

We are pleased to offer you a position with Hutchison Medipharma International Inc. (the “Company”) as [TITLE], effective [DATE].

This offer of at-will employment is conditioned upon your satisfactory completion of certain requirements fully outlined below in this letter. Your employment is subject to the terms and conditions set forth in this letter, which override anything said to you during your interview or any other discussions about your employment with the Company.

Base Salary

You will be paid an annual salary of $[XX] payable in accordance with the Company’s standard payroll practices, and subject to all withholdings and deductions as required by law.

Bonus

You will also be eligible for an annual bonus at a target level of [XX]% ($[XX]), which is payable at the discretion of the Company, and is dependent on the Company’s business results and your performance, provided that you remain employed by the Company on the date of the payment of any annual bouns.

Share Options/Long term Incentive Award

Upon commencement of your employment, subject to any necessary approvals and trading window restrictions, Hutchison China Medi Tech Limited (“HCML”) will consider granting you shares of HCML Share Option Scheme as well as an award which provides for a performance related right to cash or shares of HCML pursuant to the vesting and other rules of the HCML Long Term Incentives Award Scheme.

Benefits

You will be eligible to participate in the Company’s benefits plans and programs in effect, subject to the terms and conditions of such benefits programs, including: group medical, dental, vision, and life/travel accident insurance, short-term and long-term disability and eligibility to participate in the 401K plan upon 3months of employment.

Vacation and Holidays

You will be entitled to 18 days paid time off during the first full calendar year of employment. Additionally, you will receive eight (8) paid holidays and five (5) sick days. The office is also closed for the holiday between December 25 — January 1, [XX].

Business Travel

You may be required to travel for business in the performance of your duties of employment with the Company, its subsidiaries or associated companies.

Termination Notice

You will be employed on an at-will basis. In the case of a termination for Cause by the Company (as defined below) or by you with Good Reason (as defined below), no notice of termination needs to be provided by either party.

In the event of a termination by the Company without Cause or by you without Good Reason, either party may terminate your employment with the Company by providing 3 months’ advance notice in writing; however, in lieu of notice of a termination without Cause, the Company may provide you with your base salary for all or any portion of the notice period. This period of notice can commence from any day of the month. In the event that your employment is terminated by the Company without Cause or by you with Good Reason, and prior to the notice of termination you have completed at least 12 months of continuous service with the Company, subject to your signing and returning to the Company a timely and effective customary general release of claims in the form provided by the Company by no later than 30th calender day following the termination of employment, you will be entitled to receive i) 6 months Basic Salary (in equal installments consistent with the Company’s standard payroll practices); ii) an annual target bonus prorated for the calender year up to the date of termination (pay together with the 6th installments of the severance payments); iii) a continuation of coverage under the Company’s health plan at the same levels of coverage and contribution to premiums by the parties as in effect immediately preceding the termination notice, subject to the following applying during the period of 6 months while severance payments are paid to you:

1)	You shall continue to comply with the terms of Conflict of Interest, Confidentiality and Code of Conduct policy
2)	You will not either directly or indirectly solicit or encourage employees of the Company or its affiliates to terminate their employment with the Company or its affiliates;
3)	You will not directly or indirectly engage in, become financially interested in, be employed by, provide services to or otherwise have any connection with any business or venture that is engaged in activities which compete with the drug candidates/products of Hutchison MediPharma International Inc.

For the purpose of “Cause” this means your termination of employment by the Company means your termination of employment is due to your willful or grossly negligent failure to perform your duties to the Company, your committing any act of fraud or a material act of dishonesty in connection with the performance of your duties to the Company and/or your material breach of your obligations hereunder.

For the purpose of “Good Reason” this shall mean that one or more of the following has occurred without your written consent: i) a material reduction in the scope of your duties and responsibilities; ii) a material reduction in your annual level of target compensation, including base salary and incentive compensation; iii) the Company’s breach of any of its material obligations hereunder.

You will be subject to all applicable employment and other policies of the Company, as outlined in the Hutchison MediPharma International Inc. Employee Handbook and elsewhere. Your employment will be at-will, meaning that you or the Company may terminate the employment relationship at any time, with or without cause, and with or without notice, except as otherwise stated herein.

This offer is contingent upon:

a)Verification of your right to work in the United States, as demonstrated by your completion of the I-9 form upon hire and your submission of acceptable documentation (as noted on the I-9 form) verifying your identity and work authorization within three days of starting employment. For your convenience, a copy of the I-9 Form’s List of Acceptable Documents is enclosed for your review;
b)Satisfactory completion of a background investigation, for which the required notice and consent forms are enclosed with this letter; and
c)Satisfactory completion of a drug screening, for which the required notice and consent forms are enclosed with this letter.

This offer will be withdrawn if any of the above condition are not satisfied. Please do not resign from your current job until you have confirmation from the Company that these conditions have been satisfied.

By accepting this offer, you confirm that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as restrictions imposed by a current or former employer. You also confirm that you will inform the Company about any such restrictions and provide the Company with as much information about them as possible, including any agreements between you and your current or former employer describing such restrictions on your activities.

You further confirm that you will not remove or take any document or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company. If you have any questions about the ownership of particular documents or other information, discuss such questions with your former employer before removing or copying the documents or information.

All of us at Hutchison MediPharma International Inc. are excited at the prospect of you joining our team. If you have any questions about the above details, please call me immediately. If you wish to accept this position, please sign below and return this letter agreement to [NAME] within 7 business days. This offer is open for you to accept until [DATE] at which time it will be deemed to be withdrawn.

Yours sincerely,

[NAME]

[TITLE]

ACCEPTED AND AGREED

[NAME]

Signed
Date